SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25 November 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Posting of Supplementary dated 25 November 2005

99.1

25 November 2005

                                    INTERCONTINENTAL HOTELS GROUP PLC ('the Company')
                      POSTING OF SUPPLEMENTARY LETTER IN RELATION TO DISPOSAL OF INTEREST IN BRITVIC

The Company will today post a  Supplementary  Letter to  shareholders  (other than  shareholders  in the United  States), providing an update to the Class 1 Circular posted on16 November 2005 regarding the proposed  disposal of the Company's interest in Britvic plc by way of an initial  public  offering  ("IPO").  The  purpose of the  Supplementary  Letter is to provide  Shareholders  with  additional information relating to the offer price range for the IPO and the estimated proceeds to be received by the Company.

At the  time of the  Circular,  the  offer  price  range  for the IPO had not been  determined.  The  offer  price  range has now been determined  by the  Company,  together  with the other  selling  shareholders  in  consultation  with  Britvic plc and the joint global co-ordinators.  The Company will offer for sale  approximately  77 million Britvic shares at an indicative  price range of 210p to 250p per Britvic  share.  This  represents  75% of the  Company's  holding in Britvic plc.  The Company has also  granted an  over-allotment option.

Copies of the  Supplementary  Letter will be sent to the UK Listing  Authority and will be available  for  inspection at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

This information is provided by RNS, the company news service from the London
Stock Exchange.

For further information, please contact:

  Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson):                           +44 (0) 1753 410 176
                                                                                      +44 (0) 7808 098 972
  Media Affairs (Leslie McGibbon):                                                    +44 (0) 1753 410 425
                                                                                      +44 (0) 7808 094 471

Note: The Britvic Shares have not been  registered  under the US Securities Act of 1933, as amended,  and may not be offered or sold in the United  States  absent  registration  or an  exemption  from the  registration  requirements of such Act There will be no public offering in the United States.

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, almost
3,600 hotels and 539,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels
& Resorts, Holiday Inn® Hotels and Resorts,Holiday Inn Express®, Staybridge Suites®, Candlewood
Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club®
Rewards, with over 27 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at
www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	25 November 2005